Filer and Investment Company Act File Number:
Hennessy Funds Trust (811-07168)

Commission File Number of the Related Registration Statement: 333-226409

Filed Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
Pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company and Investment Company Act File Number:
Professionally Managed Portfolios (811-05037)

Dear Shareholder: August 31, 2018

We are pleased to have recently entered into a definitive agreement for Hennessy Advisors, Inc. to purchase the assets related to management of the BP Capital TwinLine Energy Fund and the BP Capital TwinLine MLP Fund. The enclosed package contains important information about this proposed transaction. For the transaction to take place, we need shareholders, like you, to vote to approve this proposal.

The key point for shareholders to understand is that very little would change with how the Funds’ portfolios are managed as a result of the transaction. The Funds will have the same investment team and Portfolio Managers, utilizing a similar investment process and philosophy. Practically speaking, Hennessy Advisors is bringing the BP Capital TwinLine Funds into the Hennessy Funds family, renaming the Funds, and hiring the same team at BP Capital Fund Advisors, LLC to manage the Funds’ portfolios, just as BP Capital has always done

So, if the proposal is approved, Hennessy Advisors will become the investment advisor to the Funds and BP Capital Fund Advisors will become the sub-advisor to the Funds. That means that the same Portfolio Managers that manage the Funds’ portfolios today will continue to manage the Funds’ portfolios following the transaction, adhering to the same investment philosophy, process, and approach. Hennessy Advisors will provide shareholder and legal services, market and distribute the Funds, and perform other duties typical of an investment advisor.

Following approval, the BP Capital TwinLine Funds that you are invested in today will be transferred into corresponding Hennessy Funds, with similar share classes:

BP Capital TwinLine Energy Fund Class A	→	Hennessy BP Energy Fund Investor Class
BP Capital TwinLine Energy Fund Class I	→	Hennessy BP Energy Fund Institutional Class
BP Capital TwinLine MLP Fund Class A	→	Hennessy BP Midstream Fund Investor Class
BP Capital TwinLine MLP Fund Class I	→	Hennessy BP Midstream Fund Institutional Class

It is anticipated that the expense ratio of each share class will be the same or slightly lower following the transaction. The expense waivers in place today with BP Capital Fund Advisors will remain in place with Hennessy Advisors for a minimum of two years following the transaction date. And, importantly, we do not expect shareholders to recognize any gain or loss on shares of the BP Capital TwinLine Funds for federal income tax purposes as a result of the transaction.

We invite you to read the enclosed prospectus/proxy statement and related materials carefully. The Board of Professionally Managed Portfolios, the Funds’ trust, recommends that you vote “FOR” the proposal, and we hope that you will do so as soon as possible. Voting is easy and can be done in the following ways:

1.	Simply complete, sign, and date the enclosed proxy card, and return it in the postage-paid envelope
2.	Visit the website shown on the enclosed proxy card
3.	Call the toll-free number listed on the enclosed proxy card
4.	Vote in person at the Special Meeting of Shareholders scheduled for October 22, 2018

(Continued on back)

For questions regarding voting, please call Broadridge Financial Services, Inc., the Funds’ proxy solicitor, toll-free at 1-833-782-7143. For any other questions, feel free to call me directly at 214-615-3828. Thank you for your investment and confidence in the BP Capital TwinLine Funds, and we look forward to continuing to serve you going forward.

Sincerely,

Toby J. Loftin
Managing Principal and Portfolio Manager
BP Capital Fund Advisors

In connection with the proposed reorganization and investing, shareholders should carefully consider the investment objective, risks, charges, and expenses of the BP Capital TwinLine Funds and the Hennessy Funds. This and other information is contained in the BP Capital Twin Line Funds’ and the Hennessy Funds’ statutory and summary prospectuses, which can be obtained by contacting BP Capital TwinLine Funds at 1-855-402-7227 or visiting www.bcpfunds.com or by contacting Hennessy Funds at 1-800-966-4354 or visiting www.hennessyfunds.com. Read the statutory and summary prospectuses carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. The tax information provided is not exhaustive. Shareholders must consult their tax advisor for advice and information concerning their particular situation. Neither the BP Capital TwinLine Funds nor the Hennessy Funds, including any of their representatives, may give tax advice.

The BP Capital TwinLine Funds are distributed by Foreside Fund Services, LLC. The Hennessy Funds are distributed by Quasar Distributors, LLC.